RECEIVED **Morgan Crucible**

2008 AUG 21 A 4:27

18th August 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission [redacted]
450 Fifth Street, N.W.
Washington, DC 20549
USA

08004462

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
AUG 28 2008
THOMSON REUTERS

Tracey Bigmore
Assistant Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

Morgan Crucible

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Press Release

Morgan Crucible Co - Director/PDMR Shareholding
RNS Number : 4637B

Morgan Crucible Co PLC

15 August 2008

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1. Name of the issuer 2. State whether the

notification relates

to (i) a

THE MORGAN CRUCIBLE transaction notified

COMPANY PLC in accordance with

DTR 3.1.2 R,

(ii) a disclosure

made in accordance

LR 9.8.6R(1) or

(iii) a disclosure

made in accordance

with section 793 of

the Companies Act

(2006).

(i) ABOVE

3. Name of person 4. State whether

discharging notification relates

managerial to a person

responsibilities/ connected with a

director person discharging

managerial

responsibilities/

MR KEVIN DANGERFIELD director named in 3

and identify the

connected person

N/A

5. Indicate whether the 6. Description of

notification is in shares (including

respect of a holding class), debentures

of the person or derivatives or

referred to in 3 or financial

4 above or in instruments relating

respect of a to shares

nonbeneficial

interest 1

ORDINARY SHARES OF

25P EACH

A HOLDING OF THE

PERSON REFERRED TO

IN 3 ABOVE

7. Name of registered 8. State the nature of

shareholders(s) and, the transaction

if more than one,

the number of shares

held by each of them EXERCISE OF OPTIONS

GRANTED UNDER THE

COMPANY'S 2004 ESOS

MR KEVIN DANGERFIELD AND SALE OF SHARES

9. Number of shares, 10. Percentage of issued

debentures or class acquired

financial (treasury shares of

instruments relating that class should

to shares acquired not be taken into

account when

calculating

33,604 percentage)

0.0124%

11. Number of shares, 12. Percentage of issued

debentures or class disposed

financial (treasury shares of

instruments relating that class should

to shares disposed not be taken into

account when

calculating

33,604 percentage)

0.0124%

13. Price per share or 14. Date and place of

value of transaction transaction

218p 13th AUGUST 2008

15. Total holding 16. Date issuer informed

following of transaction

notification and

total percentage

holding following

notification (any

treasury shares

should not be taken

into account when

calculating

percentage) 15th AUGUST 2008

138,717 SHARES

0.0513%

If a person discharging managerial responsibilities has been granted options by the issuer

complete the following boxes

17. Date of grant 18. Period during which or date on

which exercisable

N/A

N/A

19. Total amount paid 20. Description of shares or debentures

(if any) for grant involved (class and number)

of the option

N/A

N/A

21. Exercise price (if 22. Total number of shares or

fixed at time of debentures over which options held

grant) or following notification

indication that

price is to be fixed

at the time of N/A

exercise

N/A

23. Any additional 24. Name of contact and telephone

information number for queries

N/A MR PAUL BOULTON

TEL: 01753 837000

Name of authorised official of issuer responsible for making notification

MR PAUL BOULTON

Date of notification _15TH AUGUST 2008

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

RDSILFFSTEIELIT

END